09047305

GRASIM
ADITYA BIRLA GROUP

082-03322

RECEIVED
2009 NOV 18 A 8:47

October 29, 2009

Bombay Stock Exchange Limited
Department of Corporate Services
1st Floor, New Trading Ring,
Rotunda Building, P J Towers, Dalal Street,
Fort, Mumbai - 400 001
Fax: 022-22723121/ 3719/ 2037/ 2039/ 2041
Email: corp.relations@bseindia.com

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza
Bandra-Kurla Complex, Bandra (East)
Mumbai - 400 051
Fax: 022-26598237/8238 and 26598347/48
Email: cmlist@nse.co.in

Dear Sir,

1. In terms of Clause 41 of the Listing Agreement, we are pleased to enclose herewith a statement containing the Unaudited Financial Results (Provisional) of Grasim Industries Limited for the quarter ended 30th September, 2009, which have been taken on record by the Board of Directors of the Company at their meeting held today.

   As required under Clause 41 of the Listing Agreement, the Statutory Auditors of the Company have done the Limited Review of the aforesaid results and a copy of their certificate of date to that effect is also sent herewith.

2. A copy of the Press Release being issued in above connection is also enclosed herewith.

Thanking you,

Yours faithfully,

BK Malu

Ashok Malu
Company Secretary

SUPPL

encl : as above

BY AIR MAIL (Regd)

Luxembourg Stock Exchange
Market & Surveillance Dept.,
P.O. Box 165, L-2011 Luxembourg,
Grand Duchy of Luxembourg,
Europe - Fax: 00352477936269

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street
Washington DC 20459, USA

National Securities Depository Ltd.
Trade World, 4th Floor
Kamala Mills Compound
Senapati, Bapat Marg, Lower Parel
Mumbai 400 013
Fax: 022-24972993/ 6351

Central Depository Services (India) Ltd.
Phiroze Jeejeebhoy Tower
16 & 17th Floor, Dalal Street
Fort, Mumbai - 400 023
Fax: 022-22723199 / 2072

Citi Bank N.A.
111 Wall Street, 5th Floor
New York 10043, USA
Fax: 001-212-8252029

Citi Bank N.A. (Custodial Services)
Trent House, 3rd Floor
G-60, Bandra Kurla Complex
Bandra (East), Mumbai 400 051
Fax: 022-2653 2235

dlw 11/18

GRASIM

UNAUDITED FINANCIAL RESULTS
FOR THE PERIOD ENDED 30th SEPTEMBER 2009

I. CONSOLIDATED RESULTS :

Rs in Crores

	Three Months Ended 30th Sept. '09	Three Months Ended 30th Sept. '08	Six Months Ended 30th Sept. '09	Six Months Ended 30th Sept. '08	Year Ended 31st Mar. '09 (Audited)
Net Sales / Income from Operations	**4,682.28**	**4,449.04**	**9,771.24**	**8,847.36**	**18,287.79**
Other Operating Income	61.04	37.45	103.61	91.37	199.33
Total Operating Income	**4,743.32**	**4,486.49**	**9,874.85**	**8,938.73**	**18,487.12**
Expenditure :					
- Decrease / (Increase) in Stock in trade & work in progress	(115.73)	(0.26)	(58.90)	(159.83)	(90.58)
- Raw Material Consumed	811.20	1,104.09	1,750.31	2,067.67	3,936.50
- Purchases of Finished Goods	41.70	34.59	71.67	57.15	123.98
- Payment to & Provision for Employees	253.01	230.18	511.48	456.16	951.33
- Power & Fuel Cost	820.48	884.55	1,674.68	1,738.90	3,740.58
- Freight , Handling & Other Expenses	655.88	537.67	1,323.60	1,109.32	2,369.59
- Depreciation	242.35	210.88	482.34	410.45	865.78
- Other Expenditure	730.89	740.82	1,431.97	1,425.47	2,928.15
Total Expenditure	**3,439.78**	**3,742.52**	**7,187.15**	**7,105.29**	**14,825.33**
Profit from Operations before Other Income & Interest	**1,303.54**	**743.97**	**2,687.70**	**1,833.44**	**3,661.79**
Other Income	84.49	67.81	141.03	135.14	252.60
Profit Before Interest and Tax	**1,388.03**	**811.78**	**2,828.73**	**1,968.58**	**3,914.39**
Interest	83.12	75.04	165.44	141.60	307.81
Profit from Ordinary Activities before Tax	**1,304.91**	**736.74**	**2,663.29**	**1,826.98**	**3,606.58**
Provision for Current Tax	(337.85)	(101.50)	(652.06)	(294.05)	(550.66)
Provision for Deferred Tax	(85.22)	(72.30)	(211.88)	(178.57)	(440.71)
Net Profit from Ordinary Activities after Tax	**881.84**	**562.94**	**1,799.35**	**1,354.36**	**2,615.21**
Extraordianry Items :					
Profit (Net of Tax) on Sale of Sponge Iron unit (Refer Note 2A)	-	-	336.07	-	-
Net Profit (before profit of Associates and adjustment for Minority Interest)	**881.84**	**562.94**	**2,135.42**	**1,354.36**	**2,615.21**
Add : Share in Profit of Associates	10.66	0.31	27.26	0.61	15.91
Less : Minority Share	111.73	76.82	301.88	196.65	444.46
Net Profit	**780.77**	**486.43**	**1,860.80**	**1,158.32**	**2,186.66**
Paid up Equity Share Capital (Face Value Rs. 10 per share)	91.69	91.69	91.69	91.69	91.69
Reserves excluding Revaluation Reserve					*11,417.53*
Basic EPS for the period before Extraordinary Item (Rs.)	**85.15**	**53.05**	**166.29**	**126.33**	**238.49**
Diluted EPS for the period before Extraordinary Item (Rs.)	**85.13**	**53.05**	**166.26**	**126.33**	**238.49**
Basic EPS for the period after Extraordinary Item (Rs.)	**85.15**	**53.05**	**202.95**	**126.33**	**238.49**
Diluted EPS for the period after Extraordinary Item (Rs.)	**85.13**	**53.05**	**202.90**	**126.33**	**238.49**

II. STANDALONE RESULTS :

Rs. in Crores

	Three Months Ended 30th Sept. '09	Three Months Ended 30th Sept. '08	Six Months Ended 30th Sept. '09	Six Months Ended 30th Sept. '08	Year Ended 31st Mar. '09 (Audited)
Net Sales / Income from Operations	**2,983.77**	**2,687.52**	**6,037.75**	**5,269.42**	**10,819.89**
Other Operating Income	42.01	15.27	75.42	55.34	136.35
Total Operating Income	**3,025.78**	**2,702.79**	**6,113.17**	**5,324.76**	**10,956.24**
Expenditure :					
- Decrease / (Increase) in Stock in trade & work in progress	(48.87)	(32.15)	(8.70)	(109.82)	(33.54)
- Raw Material Consumed	598.22	874.12	1,322.34	1,592.20	3,064.25
- Purchases of Finished Goods	16.82	13.94	30.91	29.39	65.94
- Payment to & Provision for Employees	159.94	146.55	327.80	288.18	598.17
- Power & Fuel Cost	481.30	466.67	932.06	906.47	1,928.47
- Freight, Handling & Other Expenses	355.81	283.23	707.00	580.63	1,234.11
- Depreciation	135.89	106.86	272.88	211.86	456.97
- Other Expenditure	404.40	355.75	824.90	665.34	1,467.33
Total Expenditure	**2,103.51**	**2,214.97**	**4,409.19**	**4,164.25**	**8,781.70**
Profit from Operations before Other Income & Interest	**922.27**	**487.82**	**1,703.98**	**1,160.51**	**2,174.54**
Other Income	101.14	83.68	129.70	139.99	214.07
Profit Before Interest and Tax	**1,023.41**	**571.50**	**1,833.68**	**1,300.50**	**2,388.61**
Interest	50.53	28.38	98.05	58.58	140.77
Profit from Ordinary Activities before Tax	**972.88**	**543.12**	**1,735.63**	**1,241.92**	**2,247.84**
Provision for Current Tax	(252.28)	(73.06)	(403.21)	(204.93)	(342.38)
Provision for Deferred Tax	(46.35)	(50.56)	(127.65)	(103.30)	(257.50)
Net Profit from Ordinary Activities after Tax	**674.25**	**419.50**	**1,204.77**	**933.69**	**1,647.96**
Extraordinary Items:					
Profit (Net of Tax) on Sale of Sponge Iron unit (Refer Note 2A)	-	-	336.07	-	-
Net Profit & Loss for the period	**674.25**	**419.50**	**1,540.84**	**933.69**	**1,647.96**
Paid up Equity Share Capital (Face Value Rs. 10 per share)	91.69	91.69	91.69	91.69	91.69
Reserves excluding Revaluation Reserve					9,372.08
Basic EPS for the period before Extraordinary Items (Rs.)	**73.54**	**45.75**	**131.40**	**101.83**	**179.73**
Diluted EPS for the period before Extraordinary Items (Rs.)	**73.52**	**45.75**	**131.37**	**101.83**	**179.73**
Basic EPS for the period after Extraordinary Items (Rs.)	**73.54**	**45.75**	**168.05**	**101.83**	**179.73**
Diluted EPS for the period after Extraordinary Items (Rs.)	**73.52**	**45.75**	**168.01**	**101.83**	**179.73**
Total Public Shareholding					
- Number of Shares (000's)	**58,824**	**56,698**	**58,824**	**56,698**	**58,760**
- Percentage of Shareholding	**64.17%**	**61.85%**	**64.17%**	**61.85%**	**64.10%**
Promoter & Promoter Group Shareholding					
a) Pledged / Encumbered					
- Number of Shares (000's)	-	-	-	-	-
- Percentage of Shares (as a % of the total shareholding of promoter and promoter group)	-	-	-	-	-
- Percentage of Shares (as a % of the total share capital of the Company)	-	-	-	-	-
b) Non-encumbered					
- Number of Shares (000's)	**23,089**	**23,089**	**23,089**	**23,089**	**23,089**
- Percentage of Shares (as a % of the total shareholding of promoter and promoter group)	**100.00%**	**100.00%**	**100.00%**	**100.00%**	**100.00%**
- Percentage of Shares (as a % of the total share capital of the Company)	**25.19%**	**25.19%**	**25.19%**	**25.19%**	**25.19%**

Debt Service Coverage Ratio (DSCR) *			**3.84**	**3.28**	**4.50**
Interest Service Coverage Ratio (ISCR) **			**15.63**	**13.61**	**11.19**
* DSCR = PBIT / (Gross Interest + Principal Repayment)					
** ISCR = PBIT / Gross Interest					

III. SEGMENT REPORTING - CONSOLIDATED

Rs. in Crores

	Three Months Ended 30th Sept. '09	Three Months Ended 30th Sept. '08	Six Months Ended 30th Sept. '09	Six Months Ended 30th Sept. '08	Year Ended 31st Mar. '09 (Audited)
1. SEGMENT REVENUE					
a Viscose Staple Fibre & Wood Pulp	931.19	819.74	1,737.51	1,603.58	2,914.59
b Cement - Grey, White & Allied Products	3,621.34	3,036.92	7,680.55	6,167.47	13,503.26
c Sponge Iron *	-	303.58	110.77	552.50	1,007.58
d Chemicals - Caustic Soda & Allied Chemicals	131.28	145.29	251.46	271.94	522.52
e Textiles - Fabric & Yarn	101.71	95.92	174.28	168.75	318.23
f Others **	0.22	138.37	0.45	279.84	430.82
TOTAL	4,785.74	4,539.82	9,955.02	9,044.08	18,697.00
(Less) : Inter Segment Revenue	(42.42)	(53.33)	(80.17)	(105.35)	(209.88)
Total Operating Income	**4,743.32**	**4,486.49**	**9,874.85**	**8,938.73**	**18,487.12**
2. SEGMENT RESULTS					
a Viscose Staple Fibre & Wood Pulp	321.86	120.66	460.61	293.30	396.73
b Cement - Grey, White & Allied Products	983.81	562.85	2,287.74	1,385.24	3,117.58
c Sponge Iron *	-	23.70	(43.90)	89.09	101.19
d Chemicals - Caustic Soda & Allied Chemicals	27.81	44.88	56.03	79.38	127.11
e Textiles - Fabric & Yarn	4.49	2.39	7.73	2.81	8.23
f Others **	2.77	26.70	2.97	57.02	85.03
TOTAL	1,340.74	781.18	2,771.18	1,906.84	3,835.87
Add / (Less) :					
Interest	(83.12)	(75.04)	(165.44)	(141.60)	(307.81)
Net Unallocable Income / (Expenditure)	47.29	30.60	57.55	61.74	78.52
Profit before Extra Ordinary Items and Tax Expenses	**1,304.91**	**736.74**	**2,663.29**	**1,826.98**	**3,606.58**
3. CAPITAL EMPLOYED					
a Viscose Staple Fibre & Wood Pulp	2,236.02	2,517.55	2,236.02	2,517.55	2,399.61
b Cement - Grey, White & Allied Products	15,803.91	14,278.81	15,803.91	14,278.81	15,253.42
c Sponge Iron *	-	543.97	-	543.97	552.98
d Chemicals - Caustic Soda & Allied Chemicals	395.83	360.46	395.83	360.46	362.20
e Textiles - Fabric & Yarn	176.81	182.06	176.81	182.06	176.30
f Others **	24.15	1,191.24	24.15	1,191.24	21.29
TOTAL	18,636.72	19,074.09	18,636.72	19,074.09	18,765.80
Unallocated Corporate Capital Employed	3,588.15	434.56	3,588.15	434.56	1,982.63
TOTAL CAPITAL EMPLOYED	**22,224.87**	**19,508.65**	**22,224.87**	**19,508.65**	**20,748.43**

* Upto 22nd May, 2009, Refer note 2

** w.e.f. 1st January, 2009 Consolidated Results include Idea Cellular Ltd. (Consolidated) as an Associate as per equity method as against Joint Venture earlier.

IV. SEGMENT REPORTING - STANDALONE

Rs. in Crores

	Three Months Ended 30th Sept. '09	Three Months Ended 30th Sept. '08	Six Months Ended 30th Sept. '09	Six Months Ended 30th Sept. '08	Year Ended 31st Mar. '09 (Audited)
1. SEGMENT REVENUE					
a Viscose Staple Fibre	849.21	691.10	1,565.42	1,335.52	2,533.57
b Cement - Grey, White & Allied Products	2,065.86	1,593.40	4,220.05	3,224.64	7,010.55
c Sponge Iron *	-	303.58	110.77	552.50	1,007.58
d Chemicals - Caustic Soda & Allied Chemicals	131.28	145.29	251.46	271.94	522.52
e Textiles - Yarn	15.52	16.26	31.33	31.92	57.92
TOTAL	3,061.87	2,749.63	6,179.03	5,416.52	11,132.14
(Less) : Inter Segment Revenue	(36.09)	(46.84)	(65.86)	(91.76)	(175.90)
Total Operating Income	**3,025.78**	**2,702.79**	**6,113.17**	**5,324.76**	**10,956.24**
2. SEGMENT RESULTS					
a Viscose Staple Fibre	327.66	120.86	498.09	291.35	410.91
b Cement - Grey, White & Allied Products	584.14	316.12	1,227.97	741.10	1,629.09
c Sponge Iron *	-	23.70	(43.90)	89.09	101.19
d Chemicals - Caustic Soda & Allied Chemicals	27.81	44.88	56.03	79.38	127.11
e Textiles - Yarn	0.79	0.14	1.59	0.85	1.39
TOTAL	940.40	505.70	1,739.78	1,201.77	2,269.69
Add / (Less) :					
Interest	(50.53)	(28.38)	(98.05)	(58.58)	(140.77)
Net Unallocable Income / (Expenditure)	83.01	65.80	93.90	98.73	118.92
Profit before Extra Ordinary Items and Tax Expenses	**972.88**	**543.12**	**1,735.63**	**1,241.92**	**2,247.84**
3. CAPITAL EMPLOYED					
a Viscose Staple Fibre	1,604.20	1,914.08	1,604.20	1,914.08	1,804.54
b Cement - Grey, White & Allied Products	7,018.41	6,321.21	7,018.41	6,321.21	6,715.01
c Sponge Iron *	-	543.87	-	543.87	552.98
d Chemicals - Caustic Soda & Allied Chemicals	395.83	360.46	395.83	360.46	362.20
e Textiles - Yarn	21.49	22.30	21.49	22.30	22.61
TOTAL	9,039.93	9,161.92	9,039.93	9,161.92	9,457.34
Unallocated Corporate Capital Employed	5,972.79	3,496.82	5,972.79	3,496.82	4,279.56
TOTAL CAPITAL EMPLOYED	**15,012.72**	**12,658.74**	**15,012.72**	**12,658.74**	**13,736.90**

* Upto 22nd May, 2009, Refer note 2

V. NOTES

1 The Board of Directors of the Company, at its meeting held on 3rd October, 2009, has decided to demerge the Cement Business of the Company as a going concern into Samruddhi Cement Limited (SCL), a wholly owned subsidiary of the Company incorporated during the quarter, pursuant to a Scheme of Arrangement under Sections 391 to 394 of the Companies Act, 1956. The Appointed date for the demerger is 1st October, 2009. The Scheme is subject to the applicable approvals, inter alia from the Company's shareholders and creditors and sanctions from the Hon'ble High Courts of Madhya Pradesh and Gujarat. In terms of the Scheme, SCL will issue one new equity share of face value of Rs.5 to the shareholders of the Company for every equity share they hold in the Company as of the Record Date to be fixed for this purpose.

2 A. The Scheme of Arrangement for sale of the Sponge Iron unit of the Company has become effective on 22nd May, 2009 on completion of the necessary formalities. Accordingly, the Company has transferred the Sponge Iron unit to Vikram Sponge Iron Ltd., on a going concern basis, on receipt of the sale consideration of Rs.1030 Crores. The profit on such sale Rs 336.07 Crores (Net of tax Rs 8.65 Crores) has been accounted for as an extraordinary item.

B. Current Results are not strictly comparable with that of corresponding periods of previous year owing to: (a) sale of the Sponge Iron unit on 22nd May, 2009 and (b) the results of Idea Cellular Ltd. being consolidated as a Joint Venture in the corresponding periods of the previous year, whereas w.e.f. 1st January, 2009, the same is being consolidated as an Associate.

The previous periods' figures on comparable basis (restated for above) will be as under:

Rs. in Crores

Period ended 30th September, 2008	Consolidated		Standalone	
	3 months	6 months	3 months	6 months
Revenue	4,044.77	8,106.84	2,399.21	4,772.26
Profit Before Interest & Tax (PBIT)	764.09	1,825.34	547.80	1,211.41
Net Profit before Extraordinary Items (after Minority Share in Consolidated Results)	469.91	1,095.50	402.98	870.87

3 The operations at the Company's Viscose Staple Fibre Plant at Nagda were suspended from 24th May, 2009 to 8th July, 2009 on account of water shortage.

4 Previous periods' figures have been regrouped / rearranged wherever necessary to conform to the current periods' classification.

5 No investor complaint was pending at the beginning and end of the quarter; three complaints received during the quarter have been fully attended by the Company.

6 The above Unaudited results for the quarter ended 30th September, 2009 have been reviewed by the Audit Committee of the Board and approved by the Board of Directors at their meetings held on 29th October, 2009. The limited review, as required under Clause 41 of the Listing Agreement has been completed by the auditors of the Company and the related report is being submitted to the concerned Stock Exchanges.

For and on behalf of Board of Directors

Place : Mumbai
Date : 29th October, 2009

Shailendra K. Jain
Whole-Time Director

GRASIM INDUSTRIES LIMITED
Regd. Office: Birlagram, Nagda 456 331 (M.P.)

Deloitte Haskins & Sells
Chartered Accountants,
Opposite Shiv Sagar Estate,
Worli,
Mumbai 400 018

G. P. Kapadia & Co.
Chartered Accountants,
Hamam House,
Ambalal Doshi Marg,
Fort,
Mumbai 400 001

AUDITORS' REPORT
TO THE BOARD OF DIRECTORS OF
GRASIM INDUSTRIES LIMITED
ON LIMITED REVIEW OF UNAUDITED FINANCIAL RESULTS

1. We have reviewed the accompanying statement of Unaudited Standalone and Consolidated Financial Results ("the Statement") of **GRASIM INDUSTRIES LIMITED** ('the Company') and the Company and its subsidiaries, associates and joint ventures which together constitute "the Group" for the period ended 30th September, 2009. This Statement is the responsibility of the Company's Management and has been approved by the Board of Directors. Our responsibility is to issue a report on these financial results based on our review.

2. We conducted our review of the Statement in accordance with the Standard on Review Engagements (SRE) 2400 *'Engagements to Review Financial Statements'*, issued by the Institute of Chartered Accountants of India. This Standard requires that we plan and perform the review to obtain moderate assurance as to whether the Statement is free of material misstatements. A review is limited primarily to inquiries of the Company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and accordingly we do not express an opinion.

3. We did not review the financial results of certain subsidiaries, joint ventures and associates, whose financial results for the quarter and half year ended 30th September, 2009 reflect revenues of Rs. 153.82 Crores and Rs. 301.60 Crores respectively and loss after tax (net) of Rs. 8.86 Crores and Rs. 39.94 Crores respectively. The financial results of such subsidiaries, joint ventures and associates are based on management accounts and have not been subjected to review by their auditors.

4. The report of the branch auditors of Vikram Woollens Division of the Company has been submitted to us and the same has been considered by us in preparing this report.

5. Based on our review as stated in paragraph 2 above and subject to our comments in paragraph 3 above, nothing has come to our attention that causes us to believe that the accompanying statement of unaudited financial results prepared in accordance with the accounting standards referred to in Section 211 (3C) of the Companies Act, 1956 and other recognised accounting practices and policies has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreements with stock exchanges including the manner in which it is to be disclosed, or that it contains any material misstatement.

6. Further, we also report that we have traced the number of shares as well as the percentage of shareholdings in respect of aggregate amount of public shareholdings, pledged/encumbered shares and non-encumbered shares of promoter and promoter group shareholders' in terms of Clause 35 of the Listing Agreements and the particulars relating to undisputed investor complaints from the details furnished by the Management.

For DELOITTE HASKINS & SELLS
Chartered Accountants

B. P. Shroff
Partner
(Membership No.34382)

For G. P. KAPADIA & CO.
Chartered Accountants

Atul B. Desai
Partner
(Membership No.30850)

MUMBAI
Date: 29th October, 2009

Press Release Mumbai, October 29, 2009

GRASIM
ADITYA BIRLA GROUP

GRASIM REPORTS OUTSTANDING PERFORMANCE FOR Q2 FY2010

Consolidated Net Profit **Rs.781 Crs.** ⇧ 61%

Consolidated Net Revenue **Rs.4,743 Crs.** ⇧ 6%

Consolidated Financial Performance:

Rs. Crores

	Quarter ended			Half-year ended		
	30.09.09	30.09.08	% Change	30.09.09	30.09.08	% Change
Net Revenue	4,743	4,486	6%	9,875	8,939	10%
PBIDT	1,630	1,023	59%	3,311	2,380	39%
Profit before Taxes	1,305	737	77%	2,663	1,827	46%
Profit after Taxes (Before Extraordinary Gain)	893	563	59%	1,827	1,355	35%
Minority Share	(112)	(77)		(302)	(196)	
Net Profit (Before Extraordinary Gain)	781	486	61%	1,525	1,158	32%
Net Profit (After Extraordinary Gain)	781	486	61%	1,861	1,158	61%
EPS (Rs.)						
Before Extraordinary Gain	85	53	61%	166	126	32%
After Extraordinary Gain	85	53	61%	203	126	61%

Grasim, an Aditya Birla Group Company, today announced its results for the 2nd quarter ended 30th September, 2009. **The Company has reported excellent performance in both of its core businesses, viz., Cement and Viscose Staple Fibre.**

Consolidated Revenue for the quarter grew by 6% at Rs.4,743 crores (Rs.4,486 crores). Notwithstanding a steep increase of over 143% in tax expenses, Net Profit rose by 61% at Rs.781 crores (Rs.486 crores).

Stand-alone Financial Performance:

Rs. Crores

	Quarter ended			Half-year ended		
	30.09.09	30.09.08	% Change	30.09.09	30.09.08	% Change
Net Revenue	3,026	2,703	12%	6,113	5,325	15%
PBIDT	1,159	678	71%	2,107	1,512	39%
Profit before Taxes	973	543	79%	1,736	1,242	40%
Net Profit (Before Extraordinary Gain)	674	419	61%	1,205	934	29%
Net Profit (After Extraordinary Gain)	674	419	61%	1,541	934	65%
EPS (Rs.)						
Before Extraordinary Gain	74	46	61%	131	102	29%
After Extraordinary Gain	74	46	61%	168	102	65%

On a stand-alone basis, Grasim's performance during the quarter has been impressive. Revenue was higher by 12 % at Rs.3,026 crores (Rs.2,703 crores). PBIDT at Rs.1,159 crores (Rs.678 crores) increased by 71 %. Despite higher interest cost, higher depreciation and a significant increase in tax expenses, Net Profit rose by 61 % at Rs. 674 crores (Rs.419 crores).

The Consolidated as well as the Standalone results for the quarter are not strictly comparable with the corresponding quarter's results, owing to the sale of sponge Iron business on 22nd May, 2009 and consolidation of Idea Cellular Limited as an Associate from 1st January, 2009, as against as a JV earlier.

On comparable basis, excluding Sponge Iron business from both Q2FY10 and Q2FY09 and consolidation of Idea as an Associate in Q2FY09-

- ***Revenue increased by 26% on stand-alone basis and by 17% on consolidated basis;***
- ***PBIDT increased by 79% on stand-alone basis and by 72% on consolidated basis; and***
- ***Net Profit (before Extraordinary Gain) increased by 67% on stand-alone basis and by 66% on consolidated basis.***

Highlights of Grasim's operations:

Products		Production			Sales		
		Q2FY10	Q2FY09	% Change	Q2FY10	Q2FY09	% Change
Cement	Mn. MT	4.63	3.65	27%	4.56	3.70	23%
White Cement	MT	132,576	102,322	30%	128,984	106,597	21%
Wall Care Putty	MT	56,872	38,571	47%	53,980	37,501	44%
Viscose Staple Fibre	MT	76,669	62,973	22%	73,993	62,536	18%
Caustic Soda	MT	56,985	55,137	3%	59,119	53,103	11%

Cement Business

The Cement business posted a robust performance during the quarter gone by. Production, supported by capacity expansion, expanded by 27% at 4.63 million tons. Sales volumes registered an increase of 23% at 4.56 million tons, on the back of strong demand growth in the northern and eastern regions. In the RMC business, the performance was impacted by the slowdown in the real estate sector. Higher volumes, softening of fuel prices and enhanced share of captive power resulted in better operating margins.

In the White Cement segment, the performance was commendable. Production and Sales volumes grew by 30% and 21% respectively over the corresponding quarter. Wall care putty clocked a 44% growth in volumes.

Cement Subsidiary

The performance of UltraTech Cement Limited, a subsidiary of Grasim, was impressive as well. Cement volumes grew by 10% at 3.75 million tons. Net Profit at Rs.251 crores (Rs.164 crores) was higher by 53%.

Cement Capex

The grinding capacity of 3.1 million tons at Kotputli (Rajasthan) is likely to be commissioned by the end of Q3FY10. Upon its commissioning, the capacity of Grasim, together with that of UltraTech, will stand expanded at 48.8 million tons.

An overall capital outlay of Rs.4,150 crores has been earmarked for the Cement business (including an outlay of Rs.2,055 crores at UltraTech). This is proposed to be invested over the next 3 years on grinding and evacuation facility, logistics infrastructure, waste heat recovery system, captive thermal power plant, modernization and completion of existing projects.

Cement Outlook

Industry demand is expected to grow at around 9% p.a. during the next 5 years, given the Government's initiatives to boost rural development, infrastructure and housing. The long term outlook is promising, even though the surplus caused by new cement capacities is likely to impact margins over the immediate term. The Company's focus on higher volume growth, captive power generation and capital productivity should help in partially offsetting the impact on margins.

Viscose Staple Fibre (VSF) Business

The performance of VSF business has been notable. Capacity utilization stood at 92%. Consequently, Production was up by 22% at 76,669 tons, though the Nagda plant was shut for 8 days during the quarter owing to water shortage.

Signs of revival in the Global Textile Markets augur well for the VSF business.

The Company plans to set up a 80,000 TPA VSF plant at Vilayat (Gujarat) at an estimated investment of Rs.1,000 crores. The Company has already acquired land and received environmental clearances for the project. Upon commissioning of the plant in FY13, Grasim's VSF capacity will stand enhanced at 413,975 tons.

Chemical Plant

The Chemical business' performance was satisfactory. Caustic volumes improved by 11% due to aggressive marketing. Lower ECU realisations emanating from lower caustic and byproduct prices, however, led to lower operating margins. Realisations are expected to remain under pressure due to the commissioning of new capacities and cheap imports. However, the recovery in the economy is expected to translate into better performance of the Business in the long term.

Cement Demerger

As already reported, Grasim has embarked on a restructuring exercise under which the Cement business of the Company will be demerged into Samruddhi Cement Ltd. (Samruddhi), a wholly owned subsidiary of the Company. In consideration, Samruddhi will issue 1 (one) new equity share of the face value of Rs.5/-, credited as fully paid up, to Grasim's shareholders for every equity share they hold in Grasim as of the Record Date, in addition to the shares held by them in Grasim. Upon such issue, the shareholding of Grasim in Samruddhi will get diluted to 65%.

This move is designed to ensure Grasim's majority stake in, and continued support to, the rapidly growing cement business, while simultaneously providing Grasim's shareholders a direct participation in a pure play cement company.

The demerger will be undertaken through a scheme of arrangement under Sections 391-394 of the Companies Act, 1956, subject to the applicable approvals, inter alia from the Company's shareholders and creditors and the High Courts of Madhya Pradesh and Gujarat.

Outlook

The Company's thrust will be on fortifying its leadership position in the Cement and VSF sectors. Even after the demerger, the Company will continue to provide all support to the Cement business, in the same manner as is being given prior to the demerger. Cost optimization and maximization of asset productivity will continue to be the Company's hallmarks. The prospects for the Company thus remain positive.

GRASIM
ADITYA BIRLA GROUP

RECEIVED
2009 NOV 18 A 8:47

October 29, 2009

Bombay Stock Exchange Limited
Department of Corporate Services
1st Floor, New Trading Ring,
Rotunda Building, P J Towers, Dalal Street,
Fort, Mumbai - 400 001

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza
Bandra-Kurla Complex, Bandra (East)
Mumbai - 400 051

Dear Sir,

Sub: Presentation on Unaudited Q2FY10 Results of Grasim

This is further to our letter and email of date.

We are attaching herewith a copy of Presentation on Unaudited Q2FY10 Results of Grasim, which will be presented to our investors and the same will also be posted on our website.

You may please put this on your notice board for information of the members and investors.

Thanking you,

Yours faithfully,

Ashok Malu
Company Secretary

encl: as above

Luxembourg Stock Exchange
Market & Surveillance Dept.,
P.O. Box 165, L-2011 Luxembourg,
Grand Duchy of Luxembourg,
Europe

BY AIR MAIL (Regd)

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street
Washington DC 20459, USA

National Securities Depository Ltd.
Trade World, 4th Floor
Kamala Mills Compound
Senapati, Bapat Marg, Lower Parel
Mumbai 400 013

Central Depository Services (India) Ltd.
Phiroze Jeejeebhoy Tower
16 & 17th Floor, Dalal Street
Fort, Mumbai - 400 023

Citi Bank N.A.
111 Wall Street, 5th Floor
New York 10043, USA

Citi Bank N.A. (Custodial Services)
Trent House, 3rd Floor
G-60, Bandra Kurla Complex
Bandra (East), Mumbai 400 051

Grasim Industries Limited

A Cement and VSF Major

Performance Review

Q2FY10

29th October 2009

Cautionary Statement

Statements in this "Presentation" describing the Company's objectives, estimates, expectations or predictions may be "forward looking statements" within the meaning of applicable securities laws and regulations. Actual results could differ materially from those expressed or implied. Important factors that could make a difference to the Company's operations include global and Indian demand supply conditions, finished goods prices, feedstock availability and prices, cyclical demand and pricing in the Company's principal markets, changes in Government regulations, tax regimes, economic developments within India and the countries within which the company conducts business and other factors such as litigation and labour negotiations. The Company assumes no responsibility to publicly amend, modify or revise any forward looking statement, on the basis of any subsequent development, information or events, or otherwise.

Contents

Strategic Highlights

- Cement Business Restructuring Initiative
  - Grasim Board approves demerger of Cement Business into its wholly owned subsidiary, Samruddhi Cement Ltd.
  - Grasim shareholders to receive 1 equity share of Rs.5 each of Samruddhi for every equity share held in Grasim in addition to their holding in Grasim (35% of the enlarged capital)
  - Scheme of Arrangement filed with the Stock Exchanges
- Samruddhi and UltraTech Cement Ltd. working for potential consolidation



Present
Post Demerger
Desired Next Step
Grasim Shareholders
UltraTech Public Shareholders
45%
Grasim
100%
55%
Samruddhi
UltraTech
35%
65%
Currently proposed
A%
(55%< A< 65%)
B%
(1-A-B)%
UltraTech+ Samruddhi
Natural next step

Strategic Highlights

- Greenfield VSF plant to be set up at Vilayat, Gujarat at an estimated investment of Rs.1,000 Crs.
- New cement capacity of 4.1 Mn. Tons operational during the half year

Plant	Capacity (Mn. TPA)
Grasim – Shambhupura II (Raj.)	1.6
- Aligarh Grinding Unit (U.P.)	1.3
- Grasim Total	**2.9**
UltraTech – Tadpatri II (A.P.)	1.2
Total	4.1

  - Grinding capacity of 3.1 mn. tons at Kotputli, Rajasthan likely to be commissioned by end Q3FY10
  - Total consolidated cement capacity will stand augmented at 48.8 Mn. TPA

Operational Highlights

- All round growth in operating performances from Cement and VSF business
  - Cement volumes up by 17% (YoY) supported by new capacity and robust demand growth
    - Standalone business show high growth of 23%
  - VSF business continues to show recovery and achieves volume growth of 18% (YoY) despite closure of Nagda plant for 8 days
  - Chemical business performs satisfactorily despite prevailing global economic conditions



10
Mn Ton
17%
8.31
8
7.12
6
4
Q2/09
Q2/10

Cement Volume



90000
Ton
18%
73,993
75000
62,536
60000
45000
30000
Q2/09
Q2/10

VSF Volume

Business Review

- Cement
- VSF
- Chemicals

Cement : Highlights

		Quarter -2		% Chg.
		2009-10	2008-09	
Grey Cement				
Capacity	**Mn. TPA**	**45.65**	**37.55**	**22**
- Grasim *		22.55	18.05	25
- UltraTech		23.10	19.50	18
Production	**Mn. MT**	**8.36**	**6.98**	**20**
- Grasim *		4.63	3.65	27
- UltraTech		3.73	3.33	12
Sales Volumes $	**Mn. MT**	**8.80**	**7.78**	**13**
- Grasim Cement *		4.56	3.70	23
- UltraTech Cement		3.75	3.42	10
- UltraTech Clinker		0.49	0.66	(26)
Realisation	**Rs. /MT**			
- Grasim Cement *		3,689	3,446	7
- UltraTech Cement		3,669	3,491	5
- UltraTech Clinker		2,113	2,478	(15)
RMC				
Sales Volumes	**Lac Cu. Mtrs.**	**8.56**	**9.62**	**(11)**
- Grasim *		5.22	6.44	(19)
- UltraTech		3.34	3.18	5
Realisation	Rs./Cu. Mtr.	2,877	2,906	(1)

$ Includes captive consumption for RMC
** Denotes Grasim Standalone*

- Cement capacity up by 22%
- Cement production up by 20% due to addition of new capacities
- Consolidated cement sales volume up by 17%
- Grasim standalone volumes higher by 23% on the back of robust demand growth in North and East region
  - Sales volumes up by 40% and 28% in North and East respectively
- Cement realisation improved YoY; But remained stable sequentially despite seasonal impact
  - Excess supply impacted prices in South
- Clinker realisation lower by 15%
- Lower RMC volumes due to depressed Realty sector

GRASIM ADITYA BIRLA GROUP

Cement : Highlights (Contd....)

		Quarter -2		% Chg.
		2009-10	2008-09	
White Cement				
Sales Volumes [$$]	MT	128,984	106,597	21
Avg. Realisation	Rs./MT	8,034	7,958	1
Wall Care Putty				
Sales Volumes	MT	53,980	37,501	44
Realisation	Rs./MT	19,409	19,642	(1)

$$ Includes captive consumption for value added products

- White Cement achieves 21% growth with strong demand from housing segment
- Putty continued to grow at impressive rate, sales volume up 44%

GRASIM ADITYA BIRLA GROUP

Cement : Highlights (Contd....)

		Quarter -2		% Chg.
		2009-10	2008-09	
Net Revenue	**Rs. Crs.**	**3,621.3**	**3,036.9**	**19**
- Cement - Grasim *		1,864.5	1,439.1	30
- Cement - UltraTech		1,613.0	1,477.2	9
- White Cement		201.3	154.3	30
PBIDT	**Rs. Crs.**	**1,179.8**	**706.9**	**67**
- Grasim *		683.1	379.0	80
- UltraTech		498.2	329.4	51
PBIDT Margin	**%**	**32.4%**	**23.2%**	**-**
- Grasim *		33.0%	23.8%	-
- UltraTech		30.7%	22.2%	-
PBIT	**Rs. Crs.**	**983.8**	**562.9**	**75**
- Grasim *		584.1	316.1	85
- UltraTech		400.8	247.9	62
ROAvCE @	**%**	**25.3**	**16.8**	**-**
- Grasim *		34.0	21.5	-
- UltraTech		24.2	18.1	-

** Denotes Grasim standalone   @ Capital employed includes CWIP*

- Segment revenue up by 19% on higher volumes and realisations
- Significant increase in operating profit; operating margins improved from 23% to 32%
  - Higher Volumes
  - Enhanced share of TPP power -
    - Grasim (Standalone) : 57% to 73%
    - UltraTech : 29% to 70%
  - Softening in fuel prices
- PBIT up by 75%

Cement : Outlook

- Cement demand expected to grow by 9% during the next five years
  - ➢ Improvement in economic environment
  - ➢ Government initiatives to boost rural development, infrastructure and housing
- Commissioning of several new capacities to result into surplus
- Continuous pressure on margins due to surplus scenario and rising costs
- Leveraging investments in capacity & TPPs for volume and cost leadership
  - ➢ Volumes from expanded capacities at Grasim and UltraTech
  - ➢ Increase in captive power to 80% with new thermal power plants
  - ➢ Creating logistic infrastructure to reduce logistic cost
  - ➢ Setting up 25MW new TPP at Awarpur Cement Works in UltraTech
  - ➢ Waste heat recovery systems of 18 MW under implementation
- Focus on increasing the capacity utilisation of new plants

Viscose Staple Fibre : Highlights

	Quarter -2		% Chg.
	2009-10	2008-09	
Capacity (TPA)	333,975	333,975	-
Production (MT)	76,669	62,973	22
Sales Volumes (MT)	73,993	62,536	18
Net Revenue (Rs. Crs.)	849.2	691.1	23
Realisation (Rs./MT)	105,217	101,768	3
PBIDT (Rs. Crs.)	354.8	147.7	140
PBIDT Margin (%)	41.5%	21.0%	--
PBIT (Rs. Crs.)	327.7	120.9	171
ROAvCE % @	76.9%	26.9%	--

@ Capital employed includes CWIP


PBIDT
Rs. Crs.
400
350
300
250
200
150
100
50
0
195.3
147.7
63.5
109.7
198.1
354.8
Q1/09
Q2/09
Q3/09
Q4/09
Q1/10
Q2/10

- Production up by 22% helped by impressive capacity utilisation of 92% despite 8 days of shutdown at Nagda plant due to water shortage
- Highest ever sales volumes in a quarter, up by 18%
  - ➢ Strong domestic demand
  - ➢ Higher penetration in export markets
- Realisation up by 3%
- Operating margins improved
  - ➢ Decline in input cost – pulp, caustic soda and sulphur
  - ➢ Better economies of scale
  - ➢ Efficient performance of plants
- PBIDT grew by 140% at Rs.355 Crs.

Viscose Staple Fibre : Outlook

- Volume outlook positive with strong domestic and international demand
  - Signs of revival in consumer offtake in western markets
- Further price increase difficult due to growing price differential with other textile fibres e.g. polyester, cotton
- Margins likely to decline from current level due to upward trend in pulp prices
- Plans to set up 80,000 Ton Greenfield project at Vilayat, Gujarat at a cost of Rs.1,000 Crs. to meet expected growth in demand
  - Land for the project already acquired
  - Environmental approvals have been received
  - Commercial production expected to commence in FY13

Chemical : Highlights

	Quarter -2		% Chg.
	2009-10	2008-09	
Capacity (TPA)	258,000	258,000	-
Production (MT)	56,985	55,137	3
Sales Volumes (MT)	59,119	53,103	11
Net Revenue (Rs. Crs.)	131.3	145.3	(10)
ECU Realisation (Rs./MT)	19,057	22,777	(16)
PBIDT (Rs. Crs.)	36.4	51.8	(30)
PBIDT Margin (%)	27.7%	35.6%	--
PBIT (Rs. Crs.)	27.8	44.9	(38)
ROAvCE %	29.3%	51.8%	--



Caustic Volumes & ECU Realisation
Caustic Soda Vol (MT)
70000
60000
50000
40000
30000
20000
ECU Realisation (Rs./Ton)
26000
22000
18000
14000
10000
Q1/09
Q2/09
Q3/09
Q4/09
Q1/10
Q2/10
Caustic Sales Vol.
ECU Realisation

- Sales volume up by 11% resulting from aggressive marketing
- ECU realisation down by 16% in line with the industry
- Operating margins declined due to lower realisation

Outlook

- Prices under pressure due to commissioning of new capacities and cheap imports
  - Should improve over a period of time with economic recovery

Financial Performance

Revenue Growth

Revenue – Quarter 2

Standalone Revenue



Rs. Crs.
12%
3,250
2,750
2,250
2,703
3,026
Q2/09
Q2/10

Consolidated Revenue



Rs. Crs.
6%
5,000
4,500
4,000
3,500
3,000
4,486
4,743
Q2/09
Q2/10

Revenue – Half Year

Standalone Revenue



Rs. Crs.
15%
6,500
6,000
5,500
5,000
4,500
4,000
5,325
6,113
H1/09
H1/10

Consolidated Revenue



Rs. Crs.
10%
10,000
9,000
8,000
7,000
8,939
9,875
H1/09
H1/10

Revenue Chart

Rs. Crores

% Chg.	Half Year		Net Revenue	Quarter -2		% Chg.
	2009-10	2008-09		2009-10	2008-09	
31	4,220	3,225	Cement	2,066	1,593	30
17	1,565	1,336	Viscose Staple Fibre	849	691	23
(8)	251	272	Chemical	131	145	(10)
-	111	553	Sponge Iron @	-	304	-
-	31	32	Others	16	16	-
-	(66)	(92)	Inter Segment Eliminations	(36)	(47)	-
15	6,113	5,325	Standalone Net Revenue	3,026	2,703	12
19	3,598	3,020	UltraTech Cement Ltd. (54.8% Subsidiary)	1,610	1,476	9
(7)	261	282	Pulp JVs (45%) and Fibre JV (31%)	146	134	9
4	143	137	Grasim Bhiwani Textiles Ltd. (100% Subsidiary)	86	80	8
-	-	279	Idea Cellular Ltd. (5.52%)*	-	138	-
-	(240)	(104)	Inter Company Eliminations	(125)	(45)	-
10	9,875	8,939	Consolidated Net Revenue	4,743	4,486	6
20	9,764	8,107	Consolidated Net Revenue (Excluding Idea and Sponge Iron)	4,743	4,045	17

@ Sponge iron business sold in May 09

** From 1st January 2009, Idea is consolidated as an associate and earlier line by line consolidation discontinued*

Both Cement and VSF businesses register significant jump in revenues

Revenue Mix



Standalone Q2FY10
1
32
Consolidated Q2FY10
2
22
Standalone Q2FY09
1
11
30
58
Consolidated Q2FY09
7
2
3
21
67
Cement
VSF & Chemical
Sponge Iron
Textile
Others

Financial Performance – Quarter 2

(Rs. Crores)	Quarter - 2: Standalone 2009-10	2008-09	% Change	Quarter - 2 : Consolidated 2009-10	2008-09	% Change
Revenue	3,026	2,703 ↑	12	4,743	4,486 ↑	6
PBIDT	1,159	678 ↑	71	1,630	1,023 ↑	59
Interest	51	28 ↑	78	83	75 ↑	11
Depreciation	136	107 ↑	27	242	211 ↑	15
PBT	973	543 ↑	79	1,305	737 ↑	77
Total Tax Expenses	299	124 ↑	142	423	174 ↑	143
PAT (after Minority Share)	674	419 ↑	61	781	486 ↑	61
EPS (Rs.)	73.5	45.8 ↑	61	85.2	53.1 ↑	61

Performance (excluding discontinued Sponge Iron Operations) and considering Idea as an Associate in both Quarters

	Standalone 2009-10	2008-09	% Change	Consolidated 2009-10	2008-09	% Change
Revenue	3,026	2,399 ↑	26	4,743	4,045 ↑	17
PBIDT	1,159	646 ↑	79	1,630	948 ↑	72
PAT (after Minority Share)	674	403 ↑	67	781	470 ↑	66

Financial Performance – Half year

(Rs. Crores)	Half Year : Standalone 2009-10	2008-09	% Change	Half Year : Consolidated 2009-10	2008-09	% Change
Revenue	6,113	5,325 ↑	15	9,875	8,939 ↑	10
PBIDT	2,107	1,512 ↑	39	3,311	2,379 ↑	39
Interest	98	59 ↑	67	165	142 ↑	17
Depreciation	273	212 ↑	29	482	410 ↑	18
PBT	1,736	1,242 ↑	40	2,663	1,827 ↑	46
Total Tax Expenses	531	308 ↑	72	864	473 ↑	83
PAT (after Minority Share)	1,205	934 ↑	29	1,525	1,158 ↑	32
PAT incl. EO gain (after Minority Share)	1,541	934 ↑	65	1,861	1,158 ↑	61
EPS (after EO Gain) (Rs.)	168.0	101.8 ↑	65	202.9	126.3 ↑	61

Performance (excluding discontinued Sponge Iron Operations) and considering Idea as an Associate in both Quarters

	Standalone 2009-10	2008-09	% Change	Consolidated 2009-10	2008-09	% Change
Revenue	6,113	4,772 ↑	28	9,875	8,107 ↑	22
PBIDT	2,107	1,406 ↑	50	3,311	2,183 ↑	52
PAT (after Minority Share)	1,205	871 ↑	38	1,525	1,096 ↑	39

PBIDT Growth

PBIDT – Quarter 2

Standalone PBIDT


71%
Rs. Crs.
1,250
1,000
750
500
250
678
1,159
Q2/09
Q2/10

Consolidated PBIDT


59%
Rs. Crs.
1,750
1,500
1,250
1,000
750
500
1,023
1,630
Q2/09
Q2/10

PBIDT – Half year

Standalone PBIDT


39%
Rs. Crs.
2,250
1,750
1,250
750
1,512
2,107
H1/09
H1/10

Consolidated PBIDT


39%
Rs. Crs.
3,500
3,000
2,500
2,000
1,500
1,000
2,379
3,311
H1/09
H1/10

PBIDT – Chart

Rs. Crores

% Chg.	Half Year		Net Revenue	Quarter -2		% Chg.
	2009-10	2008-09		2009-10	2008-09	
64	1,423	866	Cement	683	379	80
61	553	343	Viscose Staple Fibre	355	148	140
(24)	72	94	Chemical	36	52	(30)
	(39)	106	Sponge Iron	-	32	
	98	103	Others	85	68	
39	**2,107**	**1,512**	**Standalone PBIDT**	**1,159**	**678**	**71**
57	1,251	797	UltraTech Cement Ltd. (54.8% Subsidiary)	497	328	52
	(17)	9	Pulp JVs (45%) and Fibre JV (31%)	7	3	
	10	5	Grasim Bhiwani Textiles Ltd. (100% Subsidiary)	6	4	
	-	90	Idea Cellular Ltd. (5.52%)*	-	42	
	3	3	Others	3	3	
	(42)	(37)	Inter Company Eliminations	(41)	(35)	
39	**3,311**	**2,379**	**Consolidated PBIDT**	**1,630**	**1,023**	**59**
53	**3,350**	**2,183**	**Consolidated PBIDT (Excluding Idea and Sponge Iron)**	**1,630**	**948**	**72**

@ Sponge iron business sold in May 09

** From 1st January 2009, Idea is consolidated as an associate and earlier line by line consolidation discontinued*

PBIDT soar on buoyant performance by Cement & VSF

Net Profit

Rs. Crores

Growth (HY)	Half Year 2009-10	Half Year 2008-09	Net Profit	%	Quarter -2 2009-10	Quarter -2 2008-09	Growth (Q2)
29%	**1,205**	**934**	**Grasim Standalone (Before EO Gain)**		**674**	**419**	61%
	666	428	UltraTech Cement Ltd.		247	167	
57%	365	233	- Grasim's Share	54.78%	135	91	49%
	2	(1)	Grasim Bhiwani Textiles Ltd.	100%	2	0.4	
	3	3	Samruddhi Swastik	100%	3	3	
	(81)	(17)	Pulp and Fibre JVs		(6)	(10)	
	(37)	(3)	- Grasim's Share	45% / 31%	(4)	(2)	
	517	407	Idea Cellular Ltd.		220	144	
	27	26	- Grasim's Share *	5.52%	11	9	
40%	360	258	Grasim's Share in Subs / JVs		147	101	46%
	(40)	(34)	Inter Company Eliminations		(40)	(34)	
32%	**1,525**	**1,158**	**Grasim Consolidated PAT**		**781**	**486**	61%
	336	-	Add: Extraordinary Gain in Standalone				
61%	**1,861**	**1,158**	**Grasim Consolidated PAT (After EO Gain)**				

Consolidated PAT increased by 61%

Grasim Financials

(Rs. Crores)	Standalone Full Year 2008-09	Standalone Half Year 2009-10	Consolidated Full Year 2008-09	Consolidated Half Year 2009-10
Net Worth	9,478	**11,017**	11,570	**13,396**
Debt	3,396	**3,004**	5,916	**5,083**
Capital Employed	13,737	**15,013**	20,748	**22,225**
Debt:Equity (x)	0.36	**0.27**	0.45	**0.33**
Interest Cover ^	11.7	**14.5**	10.6	**14.2**
Book Value (Rs.)	1,034	**1,202**	1,262	**1,461**
ROAvCE (PBIT basis) ^	$ 23.2	**$ 28.2**	20.6	**25.1**
RONW (%) #			21.1	**24.4**

^ Interest capitalised also considered for interest cover
** Capital Employed includes CWIP*
$ For standalone ROAvCE computation, subs. investment excluded in capital employed

- Strong Balance sheet
  - Net worth at $2.8 Bn. (Rs.13,396 Crs.)
  - Capital Employed at $4.6 Bn. (Rs.22,225 Crs.)
- Debt-equity at 0.33
  - Net leveraging lower at 0.15
- ROAvCE at 25%
- Return on equity at 24%
- Strong funding capabilities to support Company's future growth plans
  - Liquid investments of Rs.2,270 Crs. in standalone company and Rs.3,313 Crs. on consolidated basis
  - High interest cover at 14 times of interest cost

Standalone Balance Sheet (as at 30-Sep-09)

Rs. Crores

	Grasim (Pre-Demerger)	Cement Division	Grasim (Post-Demerger)
Net Fixed Assets	8,313	6,674	1,639
Investments			
- UltraTech	2,551	-	2,551
- Other Strategic Investments	995	0.7	994
- Liquid Investments	2,270	-	2,270
Net Working Capital	884	291	593
Capital Employed	**15,013**	**6,966**	**8,047**
Less: Debts	3,004	2,133	871
Less: Deferred tax	992	714	278
Shareholder Funds	11,017	4,119	6,898

Standalone Profit & Loss A/c – Q2FY10

Rs. Crores

	Cement	VSF & Others	Total
Net Revenues	**2,066**	960	**3,026**
PBIDT	**683**	476	**1,159**
PBIDT Margin (%)	**33%**	45%	**37%**
Depreciation	**99**	37	**136**
PBIT	**584**	439	**1,023**

Capex

Capex plan

- Capex Summary

Rs. Crores

	Total Project Cost	Spent upto last year	Net Capex under Implementation	Cash Outflow		Incurred in H1FY10
				FY10	FY11 & Onward	
Cement Business	5,970	3,883	2,087	1,587	500	424
VSF Business	1,109	--	1,109	84	1,025	25
Others (Mainly Chemical)	85	--	85	57	28	17
Grasim	7,164	3,883	3,281	1,728	1,553	466
UltraTech	3,907	1,852	2,055	932	1,123	68
Grasim and UltraTech	11,071	5,735	5,336	2,660	2,676	534

Capex plan

Rs. Crores

	Total Project Cost	Spent upto last year	Net Capex under Implemen-tation	Cash Outflow		Incurred in H1FY10
				FY10	FY11 & Onward	
Grasim Cement Business	**5,970**	**3,883**	**2,087**	**1,587**	**500**	**424**
- Projects: Kotputli (4.5 Mn. TPA), Shambhupura (4.4 Mn. TPA), Dadri - GU (1.3 Mn. TPA), (96 MW TPP)	4,548	3,804	744			
- Bricks (2 Nos.) & RMC Plants (3 Nos., Capacity 5 lac cu. mtrs.)	221	19	202			
- Waste Heat Recovery System (7 MW)	70	--	70			
- Logistic Initiatives	262	60	202			
- Modernisation, Upgradation and others	869	--	869			
UltraTech Cement	**3,907**	**1,852**	**2,055**	**932**	**1,123**	**68**
- 4.9 Mn. TPA Tadpatri Project, A.P. (incl. 50 MW TPP)	2,109	1,852	257			
- Thermal Power Plant (25 MW), Waste Heat Recovery System (11 MW)	250	--	250			
- Material Evacuation and Logistic Initiatives	1,004	--	1,004			
- RMC plants (2 Nos., Capacity 5 lac cu. mtrs.)	66	--	66			
- Modernisation, Upgradation and others	478	--	478			
Cement Business (Grasim & UltraTech)	9,877	5,735	4,142	2,519	1,623	492

Summary

Summary

- Grasim – A Cement and VSF major
  - With strong competitive edge
  - Global size operations
  - Consolidating leadership position with strong organic growth
- Domestic leadership in Cement
  - Leveraging investments in capacity & TPPs for volume and cost leadership
  - Focus on greater efficiency through cost control
  - Aim to grow faster than the market
  - Platform for accelerated future growth being created thru' business restructuring
- Leading global player in VSF
  - Global presence
  - Integrated business model from plantation to fibre
- On Restructuring, Cement business will be consolidated in a pure play company
  - Grasim at consolidated level will continue to be Cement and VSF major as before

Plant Locations– Grasim & its subsidiaries

- Grey Cement plants
- Grinding Units (G)
- Bulk Cement Terminal
- UltraTech Cement Plants
- UltraTech Grinding Units (G)
- UltraTech Bulk Cement Terminals
- Fibre plants
- Pulp plant
- Chemical plant
- Textiles units
- Sponge Iron plant


Bathinda (G)
Panipat
Bhiwani
Dadri
Kotputli
Aligarh
Jodhpur
Shambhupura
Malanpur
Jawad
Bharuch
Durgapur (G)
Jafrabad
Magdalla (G)
Pipavav
Nagda
Awarpur
Hirmi
Raipur
Jharsuguda (G)
Raigad
Navi Mumbai
Hotgi (G)
Ratnagiri (G)
Harihar
Tadpatri
Malkhed
Ginigera
Bangalore
Mangalore
Arakonam (G)
Reddipalayam

Not to scale

Thank You

Grasim Industries Limited

Annexures

Annexures

- Consolidated Financial Performance
- Standalone Financial Performance
- Consolidated and Standalone Financial
- Consolidated and Standalone Profitability
- Segmental Performance
- Cement Summary
- VSF Summary
- Chemical Summary
- UltraTech Performance

Consolidated Financial Performance

(Rs. Crores)

	Quarter -2		% Chg.	Half Year		% Chg.	Full Year
	2009-10	2008-09		2009-10	2008-09		2008-09
Net Turnover & Op. Income	4,743.3	4,486.5	6	9,874.9	8,938.7	10	18,487.1
Other Income	84.5	67.8	25	141.0	135.1	4	252.6
PBIDT	**1,630.4**	**1,022.7**	**59**	**3,311.1**	**2,379.0**	**39**	**4,780.2**
Interest	83.1	75.1	11	165.5	141.6	17	307.8
Gross Profit	**1,547.3**	**947.6**	**63**	**3,145.6**	**2,237.4**	**41**	**4,472.4**
Depreciation	242.4	210.9	15	482.3	410.4	18	865.8
PBT	**1,304.9**	**736.7**	**77**	**2,663.3**	**1,827.0**	**46**	**3,606.6**
Current Tax	337.9	101.5	233	652.0	294.0	122	550.7
Deferred Tax	85.2	72.3	18	211.9	178.6	19	440.7
Total Tax	423.1	173.8	143	863.9	472.6	83	991.4
Share in Profit of Associates	10.7	0.3	--	27.3	0.6	--	15.9
PAT (Before EO gain & Minority Share)	**892.5**	**563.2**	**58**	**1,826.6**	**1,355.0**	**35**	**2,631.1**
Minority Share	111.7	76.8	--	301.9	196.7	--	444.4
PAT (Before EO gain, After Minority Share)	**780.8**	**486.4**	**61**	**1,524.7**	**1,158.3**	**32**	**2,186.7**
Extraordinary Item	-	-	--	336.1	-	--	-
PAT (After EO gain)	**780.8**	**486.4**	**61**	**1,860.8**	**1,158.3**	**61**	**2,186.7**
Diluted Earning Per Share (before EO gain, after minority share) (Rs.)	85.13	53.05	61	166.26	126.33	32	238.49
Diluted Earning Per Share (incl. EO gain, after minority share) (Rs.)	85.13	53.05	61	202.90	126.33	61	238.49
Cash Profit (before min. share & EO Gain)	**1,220.1**	**846.4**	**44**	**2,520.8**	**1,944.0**	**30**	**3,937.6**

Standalone Financial Performance

(Rs. Crores)

	Quarter -2		% Chg.	Half Year		% Chg.	Full Year
	2009-10	2008-09		2009-10	2008-09		2008-09
Net Turnover & Op. Income	3,025.8	2,702.8	12	6,113.2	5,324.8	15	10,956.2
Other Income	101.1	83.7	21	129.7	140.0	(7)	214.1
PBIDT	**1,159.3**	**678.4**	**71**	**2,106.6**	**1,512.4**	**39**	**2,845.6**
Interest	50.5	28.4	78	98.1	58.6	67	140.8
Gross Profit	**1,108.8**	**650.0**	**71**	**2,008.5**	**1,453.8**	**38**	**2,704.8**
Depreciation	135.9	106.9	27	272.9	211.9	29	456.9
PBT (before EO gain)	**972.9**	**543.1**	**79**	**1,735.6**	**1,241.9**	**40**	**2,247.9**
Current Tax	252.3	73.0	245	403.2	204.9	97	342.4
Deferred Tax	46.3	50.6	(8)	127.7	103.3	24	257.5
Total Tax	298.6	123.6	142	530.9	308.2	72	599.9
PAT (before EO gain)	**674.3**	**419.5**	**61**	**1,204.8**	**933.7**	**29**	**1,648.0**
Extraordinary Item	-	-	--	336.1	-	--	-
PAT (incl. EO gain)	**674.3**	**419.5**	**61**	**1,540.8**	**933.7**	**65**	**1,648.0**
Diluted Earning Per Share (before EO gain) (Rs.)	73.52	45.75	61	131.37	101.83	29	179.73
Diluted Earning Per Share (incl. EO gain) (Rs.)	73.52	45.75	61	168.01	101.83	65	179.73
Cash Profit (before EO Gain)	**856.5**	**576.9**	**48**	**1,605.3**	**1,248.9**	**29**	**2,362.4**

Financial Snapshot

(Rs. Crores)	Standalone March 2007	Standalone March 2008	Standalone March 2009	Standalone Sep. 2009	Consolidated March 2007	Consolidated March 2008	Consolidated March 2009	Consolidated Sep. 2009
Gross Block $	7,974	10,615	12,280	11,943	14,485	19,262	21,044	20,839
Net Block $	4,597	7,054	8,308	8,313	8,472	12,922	14,219	14,149
Goodwill					1,844	1,991	2,001	2,001
Cement Subs. Investment	2,476	2,537	2,551	2,551				
Investments	2,141	1,893	2,230	3,265	2,272	1,661	3,563	4,618
Net Current Assets	550	466	648	884	859	609	966	1,457
Capital Employed	**9,764**	**11,950**	**13,737**	**15,013**	**13,447**	**17,183**	**20,748**	**22,225**
Net Worth	6,230	8,141	9,478	11,017	6,562	9,179	11,570	13,396
Minority Interest					859	1,269	1,670	1,943
Debts	2,951	3,202	3,396	3,004	4,873	5,577	5,916	5,083
Deferred Tax	583	607	864	992	1,153	1,158	1,592	1,804
Debt: Equity (x)	0.47	0.39	0.36	0.27	0.66	0.53	0.45	0.33
Book Value (Rs.)	679	888	1,034	1,202	716	1,001	1,262	1,461

$ Block includes CWIP

Profitability Snapshot

(Rs. Crores)	Standalone 2006-07	Standalone 2007-08	Standalone 2008-09	Standalone Half Year 2009-10	Consolidated 2006-07	Consolidated 2007-08	Consolidated 2008-09	Consolidated Half Year 2009-10
Gross Turnover	9,573	11,552	12,089	6,560	15,674	19,112	20,316	10,602
Net Turnover & Op. Income	8,644	10,325	10,956	6,113	14,142	17,141	18,487	9,875
PBIDT	**2,619**	**3,424**	**2,846**	**2,107**	**4,290**	**5,422**	**4,780**	**3,311**
PBIDT Margin (%)	30.3	33.2	25.5	33.7	30.3	31.6	25.5	33.1
Interest	112	107	141	98	229	222	308	165
PBDT	2,507	3,317	2,705	2,009	4,061	5,200	4,472	3,146
Total Tax Expenses	691	962	600	531	1,092	1,466	991	864
PAT # (After Minority Share)	**1,499**	**2,002**	**1,648**	**1,205**	**1,967**	**2,609**	**2,187**	**1,525**
EPS (Rs.) #	163.5	218.3	179.7	131.4	214.5	284.5	238.5	166.3
DPS (Rs.)	27.5	30.0	30.0	--	--	--	--	--
ROAvCE (PBIT Basis)(%)	$ 36.4	$ 36.8	$ 23.2	$ 28.2	31.1	31.0	20.6	25.1
RONW (%) #					34.5	33.2	21.1	24.4
Interest Cover (x)	15.7	14.5	11.7	14.5	13.3	13.1	10.6	14.2

$ Adjusted for investments in cement subsidiaries and related income
 # before exceptional / extraordinary gain

Segmental Performance – Quarter 2

Quarter -2

Standalone

Rs. Crores

Business	Revenue 2009-10	Revenue 2008-09	PBIDT 2009-10	PBIDT 2008-09	PBIDT Margin (%) 2009-10	PBIDT Margin (%) 2008-09	PBIT 2009-10	PBIT 2008-09	Capital Employed 2009-10	Capital Employed 2008-09	ROAvCE (%) (PBIT basis) 2009-10	ROAvCE (%) (PBIT basis) 2008-09
Cement	2,066	1,593	683	379	33.0	23.8	584	316	7,018	6,321	34.0	21.5
VSF	849	691	355	148	41.5	21.0	328	121	1,604	1,914	76.9	26.9
Chemical	131	145	36	52	27.7	35.6	28	45	396	360	29.3	51.8
Sponge Iron	-	304	-	32	--	10.9	-	24	-	544	-	18.9
Textile	16	16	1	0.4	7	2	0.8	0.1	21	22	14.3	2.5
Operations			1,075	611			940	506	9,040	9,162		
Cement Sub.									2,551	2,538		
Company as a whole	3,026	2,703	1,159	678	37.1	24.3	1,023	571	15,013	12,659	@ 34.4	@ 22.2

Consolidated

Business	Revenue 2009-10	Revenue 2008-09	PBIDT 2009-10	PBIDT 2008-09	PBIDT Margin (%) 2009-10	PBIDT Margin (%) 2008-09	PBIT 2009-10	PBIT 2008-09	Capital Employed 2009-10	Capital Employed 2008-09	ROAvCE (%) (PBIT basis) 2009-10	ROAvCE (%) (PBIT basis) 2008-09
Cement $	3,621	3,037	1,180	707	32.4	23.2	984	563	15,804	14,279	25.3	16.8
VSF	931	820	356	151	38.0	18.1	322	121	2,236	2,518	55.6	20.9
Company as a whole $	4,743	4,486	1,630	1,023	33.8	22.5	1,388	812	22,225	19,509	26.2	17.7

$ including minority share
@ ROCE calculated after excluding investment in cement subsidiaries & related income
Capital Employed includes CWIP

Segmental Performance – Half Year

Half Year

Standalone

Rs. Crores

Business	Revenue		PBIDT		PBIDT Margin (%)		PBIT		Capital Employed		ROAvCE (%) (PBIT basis)	
	2009-10	2008-09	2009-10	2008-09	2009-10	2008-09	2009-10	2008-09	2009-10	2008-09	2009-10	2008-09
Cement	4,220	3,225	1,423	866	33.7	26.9	1,228	741	7,018	6,321	35.8	25.2
VSF	1,565	1,336	553	343	35.1	25.2	498	291	1,604	1,914	58.4	32.4
Chemical	251	272	72	94	28.5	34.5	56	79	396	360	29.6	45.8
Sponge Iron	111	553	(39)	106	-	19.3	(44)	89	-	544	-	35.5
Textile	31	32	2	1	7	4	2	1	21	22	14.4	7.5
Operations			2,011	1,411			1,740	1,202	9,040	9,162		
Cement Sub.									2,551	2,538		
Company as a whole	6,113	5,325	2,107	1,512	33.7	27.7	1,834	1,301	15,013	12,659	@ 28.2	@ 26.0
Consolidated												
Cement $	7,681	6,167	2,674	1,664	34.7	26.9	2,288	1,385	15,804	14,279	29.5	20.7
VSF	1,738	1,604	530	352	30.3	21.6	461	293	2,236	2,518	39.8	25.4
Company as a whole $	9,875	8,939	3,311	2,379	33.1	26.2	2,829	1,969	22,225	19,509	25.1	21.5

$ including minority share
@ ROCE calculated after excluding investment in cement subsidiaries & related income
Capital Employed includes CWIP

Cement : Summary

		Quarter -2		% Chg.	Half Year		% Chg.	Full Year
		2009-10	2008-09		2009-10	2008-09		2008-09
Grey Cement								
Capacity	**Mn. TPA**	**45.65**	**37.55**	**22**	**45.65**	**37.55**	**22**	**41.55**
- Grasim *		22.55	18.05	25	22.55	18.05	25	19.65
- UltraTech		23.10	19.50	18	23.10	19.50	18	21.90
Production	**Mn. MT**	**8.36**	**6.98**	**20**	**17.79**	**14.92**	**19**	**32.18**
- Grasim *		4.63	3.65	27	9.54	7.64	25	16.32
- UltraTech		3.73	3.33	12	8.25	7.28	13	15.87
Sales Volumes $	**Mn. MT**	**8.80**	**7.78**	**13**	**19.01**	**16.09**	**18**	**35.01**
- Grasim Cement *		4.56	3.70	23	9.44	7.67	23	16.54
- UltraTech Cement		3.75	3.42	10	8.33	7.38	13	16.12
- UltraTech Clinker		0.49	0.66	(26)	1.25	1.04	20	2.36
Realisation	**Rs. /MT**							
- Grasim Cement *		3,689	3,446	7	3,676	3,404	8	3,415
- Ultratech Cement		3,669	3,491	5	3,689	3,443	7	3,474
- UltraTech Clinker		2,113	2,478	(15)	2,095	2,397	(13)	2,306
RMC								
Sales Volumes	**Lac Cu. Mtrs.**	**8.56**	**9.62**	**(11)**	**18.04**	**19.39**	**(7)**	**38.53**
- Grasim *		5.22	6.44	(19)	10.81	12.47	(13)	24.30
- UltraTech		3.34	3.18	5	7.23	6.92	4	14.23
Realisation	Rs./Cu. Mtr.	2,877	2,906	(1)	2,875	2,896	(1)	2,901
White Cement								
Sales Volumes $$	MT	128,984	106,597	21	235,882	198,665	19	438,394
Avg. Realisation	Rs./MT	8,034	7,958	1	8,081	7,849	3	7,922

$ Includes captive consumption for RMC *$$ Includes captive consumption for value added products*
** Denotes Grasim standalone*

GRASIM

Cement : Summary Contd...

		Quarter -2		% Chg.	Half Year		% Chg.	Full Year
		2009-10	2008-09		2009-10	2008-09		2008-09
Wall Care Putty								
Sales Volumes	MT	53,980	37,501	44	97,618	69,044	41	159,880
Realisation	Rs./MT	19,409	19,642	(1)	19,329	19,644	(2)	19,698
Net Revenue	**Rs. Crs.**	**3,621.3**	**3,036.9**	**19**	**7,680.5**	**6,167.5**	**25**	**13,504.1**
- Cement - Grasim *		1,864.5	1,439.1	30	3,852.0	2,940.7	31	6,364.4
- Cement - UltraTech		1,613.0	1,477.2	9	3,610.7	3,020.8	20	6,618.7
- White Cement		201.3	154.3	30	368.0	284.0	30	646.2
PBIDT	**Rs. Crs.**	**1,179.8**	**706.9**	**67**	**2,673.9**	**1,663.5**	**61**	**3,723.8**
- Grasim *		683.1	379.0	80	1,423.1	866.5	64	1,910.9
- UltraTech		498.2	329.4	51	1,253.5	800.1	57	1,819.2
PBIDT Margin	**%**	**32.4%**	**23.2%**	**-**	**34.7%**	**26.9%**	**-**	**27.5%**
- Grasim *		33.0%	23.8%	-	33.7%	26.9%	-	27.3%
- UltraTech		30.7%	22.2%	-	34.4%	26.3%	-	27.3%
PBIT	**Rs. Crs.**	**983.8**	**562.9**	**75**	**2,287.7**	**1,385.2**	**65**	**3,117.6**
- Grasim *		584.1	316.1	85	1,228.0	741.1	66	1,629.1
- UltraTech		400.8	247.9	62	1,061.8	646.8	64	1,493.4
ROAvCE @	**%**	**25.3**	**16.8**	**-**	**29.5**	**20.7**	**-**	**22.5**
- Grasim *		34.0	21.5	-	35.8	25.2	-	26.8
- UltraTech		24.2	18.1	-	32.1	23.6	-	26.0

** Denotes Grasim standalone* *@ Capital employed includes CWIP*

GRASIM

Viscose Staple Fibre : Summary

		Quarter -2		% Chg.	Half Year		% Chg.	Full Year
		2009-10	2008-09		2009-10	2008-09		2008-09
Capacity	TPA	333,975	333,975	-	333,975	333,975	-	333,975
Production	MT	76,669	62,973	22	139,021	121,056	15	232,745
Sales Volumes	MT	73,993	62,536	18	141,411	119,295	19	238,463
Net Revenue	Rs. Crs.	849.2	691.1	23	1,565.4	1,335.5	17	2,533.6
Avg. Realisation	Rs./MT	105,217	101,768	3	101,558	101,835	--	96,517
PBIDT	**Rs. Crs.**	**354.8**	**147.7**	**140**	**553.0**	**343.0**	**61**	**516.3**
PBIDT Margin	%	41.5%	21.0%	--	35.1%	25.2%	--	20.1%
PBIT	Rs. Crs.	327.7	120.9	171	498.1	291.4	71	410.9
Capital Employed	Rs. Crs.	1,604	1,914	(16)	1,604	1,914	(16)	1,805
ROAvCE (PBIT Basis)	**%**	**76.9%**	**26.9%**	**--**	**58.4%**	**32.4%**	**--**	**23.6%**

Chemical : Summary

		Quarter -2		% Chg.	Half Year		% Chg.	Full Year
		2009-10	2008-09		2009-10	2008-09		2008-09
Capacity	TPA	258,000	258,000	--	258,000	258,000	--	258,000
Production	MT	56,985	55,137	3	109,216	102,221	7	207,226
Sales Volumes	MT	59,119	53,103	11	108,964	100,903	8	207,520
Net Revenue	Rs. Crs.	131.3	145.3	(10)	251.5	271.9	(8)	522.5
Avg. Realisation	Rs./MT	19,057	22,777	(16)	19,751	22,560	(12)	21,553
PBIDT	**Rs. Crs.**	**36.4**	**51.8**	**(30)**	**71.8**	**93.9**	**(24)**	**155.4**
PBIDT Margin	%	27.7%	35.6%	--	28.5%	34.5%	--	29.8%
PBIT	Rs. Crs.	27.8	44.9	(38)	56.0	79.4	(29)	127.1
Capital Employed	Rs. Crs.	396	360	10	396	360	10	362
ROAvCE (PBIT Basis)	**%**	**29.3%**	**51.8%**	**--**	**30.8%**	**45.8%**	**--**	**36.6%**

UltraTech: Consolidated Financial Performance

(Rs. Crores)

	Quarter -2		% Chg.	Half Year		% Chg.	Full Year
	2009-10	2008-09		2009-10	2008-09		2008-09
Revenue	1,613.0	1,477.2	9	3,610.7	3,020.8	20	6,618.7
Other Income	12.2	7.2	70	30.4	17.4	74	45.6
PBIDT	**498.2**	**329.4**	**51**	**1,253.5**	**800.1**	**57**	**1,819.2**
PBIDT Margin %	30.7%	22.2%	--	34.4%	26.3%	--	27.3%
Interest	29.9	31.0	(4)	62.8	55.7	13	125.6
Depreciation	97.4	81.5	20	191.7	153.2	25	325.8
PBT	**370.9**	**217.0**	**71**	**999.0**	**591.2**	**69**	**1,367.8**
Total Tax	124.2	49.5	151	332.7	161.9	105	388.2
PAT (after Minority Share)	**246.6**	**166.9**	**48**	**665.8**	**428.3**	**55**	**978.1**
Earning Per Share, Diluted (Rs.)	19.81	13.41	48	53.48	34.40	55	78.57